SECURITIES
W:

06004441

SEC MAIL PROCESSING RECEIVED FEB 2 4 2006 WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50776

AB 3/11/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.C. Andersen Partners Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1130 Avenue of the Americas
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
G. Chris Andersen 212 842-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street, New York NY 10020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 4 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VA 4/13/06

OATH OR AFFIRMATION

I, Russell J. Steward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.C. Andersen Partners Capital, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

Notary Public

BETTY A. PRINSEN
Notary Public, State of New York
No. 01PR4927232
Qualified In Queens County
Commission Expires April 25, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REquired by SEC Rule 17a-5.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2005

	Page
Independent Auditors' Report	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's/Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-8
Supporting Schedules:	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	10
Reconciliation of the Audited Computation of Net Capital and Focus Report - Part IIA Pursuant to Rule 17a-5	11

INDEPENDENT AUDITORS' REPORT

Member
G.C. Andersen Partners Capital, LLC
New York, NY

We have audited the accompanying statement of financial condition of G.C. Andersen Partners Capital, LLC as of December 31, 2005 and the related statements of income, changes in stockholder's/Member's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.C. Andersen Partners Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berenson LLP

New York, NY
January 18, 2006

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$43,345
Other assets	3,500
	$46,845

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to related party	$ 1,000
Member's equity	45,845
	$46,845

The accompanying notes are an integral part of the financial statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues	$3,492,431
Operating expenses:	
Management advisory fees	323,903
Finder's fees	117,500
Commissions	2,954,555
Client related expenses	8,717
Professional fees	33,270
Administrative	12,000
Filing and registration fees	8,781
Miscellaneous expenses	2,794
	3,461,520
Income from operations	30,911
Miscellaneous income	1,201
Income before provision for income taxes	32,112
Provision for income taxes	2,121
Net income	$ 29,991

The accompanying notes are an integral part of the financial statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S/MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common stock	Treasury stock	Additional paid-in capital	Retained earnings/ Member's equity	Total
December 31, 2004	$1	$(10,000)	$79,999	$10,854	$80,854
Distributions	-	-	-	(65,000)	(65,000)
Conversion from Corporation to LLC	(1)	10,000	(79,999)	70,000	-
Net income	-	-	-	29,991	29,991
December 31, 2005	$-	$ -	$ -	$45,845	$45,845

The accompanying notes are an integral part of the financial statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$29,991
Adjustments to reconcile net income to cash flows provided by operating activities:	
Changes in liabilities increase (decrease):	
Due to related party	(616)
Cash flows provided by operating activities	29,375
Cash flows used by financing activities:	
Distributions	(65,000)
Net decrease in cash	(35,625)
Cash, beginning of year	78,970
Cash, end of year	$43,345
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 2,121
Supplemental disclosures of non cash investing and financing activities:	
Conversion from Corporation to LLC	$70,000

The accompanying notes are an integral part of the financial statements.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Organization and business:

The Company was formerly named Andersen Weinroth Capital Corporation. The Company's name was changed to G.C. Andersen Capital Corporation in February 2005. Effective July 31, 2005, the Company merged with and into G.C. Andersen Partners Capital LLC under the name of G.C. Andersen Partners Capital, LLC, a Limited Liability Company organized and existing under the laws of the State of Delaware. The Company, located in New York City and Florida, is engaged in the activities of a broker/dealer including providing certain corporate financial advisory services. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

a. Cash:

The Company maintains its cash accounts in one commercial bank. The balance in this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005, the Company did not have uninsured cash balances.

b. Income taxes:

No provision for federal and state income taxes has been made in the accompanying financial statements. Members are taxed individually on their pro rata share of company earnings. A provision for New York City Unincorporated business taxes has been included in the financial statements.

c. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

3. Related party transactions:

a. Administration fees:

During the year ended December 31, 2005, the Company incurred administrative fees of $12,000 from a related entity. The amount due to related party represents the unpaid administrative fees as of December 31, 2005.

b. Management advisory fees:

During the year ended December 31, 2005, the Company incurred management advisory fees of $323,903 from a related entity.

4. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day but, as of December 31, 2005, the Company had net capital of $42,345, which exceeded requirements by $37,345.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2005

Member's equity	$45,845
Deductions and/or charges:	
Nonallowable assets:	
Other assets	3,500
Net capital	42,345
Minimum net capital requirement, greater of 6-2/3% of aggregate indebtedness or $5,000	5,000
Net capital in excess of requirement	$37,345
Aggregate indebtedness:	
Due to related party	$ 1,000
Total aggregate indebtedness	$ 1,000
Ratio: Aggregate indebtedness to net capital	.02 to 1

G.C. ANDERSEN PARTNERS CAPITAL, LLC

COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

The Company is exempt from rule 15c3-3 under subparagraph (k)(2)(i).

G.C. ANDERSEN PARTNERS CAPITAL, LLC

RECONCILIATION OF THE AUDITED COMPUTATION
OF NET CAPITAL AND FOCUS REPORT -
PART IIA PURSUANT TO RULE 17a-5

DECEMBER 31, 2005

There is no difference between the audited computation of net capital and the corresponding Focus Report - Part IIA.

G.C. ANDERSEN PARTNERS CAPITAL, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2005

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
G.C. Andersen Partners Capital, LLC

In planning and performing our audit of the financial statements of G.C. Andersen Partners Capital, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical passion or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited, may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable, in an organization the size of G.C. Andersen Partners Capital, LLC, to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenson LLP

New York, NY
January 18, 2006